

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 20, 2006

Mr. David J. West
Chief Financial Officer
The Hershey Company
100 Crystal A Drive
Hershey, PA 17033

>   **Re: The Hershey Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **File No. 1-00183**

Dear Mr. West:

        We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Selected Financial Data, page 12

1.   We note your disclosure of the non-GAAP measures "adjusted net income as a percent of net sales," "adjusted operating return on average stockholders' equity," and "adjusted operating return on average invested capital." Amend your filing to identify these measures as non-GAAP measures and to add the disclosure required by Regulation S-K, Item 10(e). Alternatively, you may identify these measures here as non-GAAP measures and indicate where the required disclosure may be found elsewhere in your filing. Also explain how these measures are calculated.

Management's Discussion and Analysis, page 13

2.   Expand your discussion of EBIT margins to identify the measure as a non-GAAP measure and to add the reconciliation and other disclosure required by Regulation S-K, Item 10(e).

3.   Expand your discussion of "Income excluding items affecting comparability" on page 15 to identify this as a non-GAAP measure.

4.   Expand your disclosures on page 36 to identify the measure "adjusted operating return" as a non-GAAP measure. Add the reconciliation and other disclosure required by Regulation S-K, Item 10(e).

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant

cc: Sandy Eisen
April Sifford